Exhibit 4.13

FORM OF AVERION NOTE

THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR APPLICABLE STATE SECURITIES LAWS.  THE SECURITIES MAY NOT BE OFFERED FOR SALE, SOLD, TRANSFERRED OR ASSIGNED (I) IN THE ABSENCE OF (A) AN EFFECTIVE REGISTRATION STATEMENT FOR THE SECURITIES UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR APPLICABLE STATE SECURITIES LAWS OR (B) AN OPINION OF COUNSEL, IN A GENERALLY ACCEPTABLE FORM, THAT REGISTRATION IS NOT REQUIRED UNDER SAID ACT OR APPLICABLE STATE SECURITIES LAWS OR (II) UNLESS SOLD PURSUANT TO RULE 144 UNDER SAID ACT.  NOTWITHSTANDING THE FOREGOING, THE SECURITIES MAY BE PLEDGED IN CONNECTION WITH A BONA FIDE MARGIN ACCOUNT OR OTHER LOAN OR FINANCING ARRANGEMENT SECURED BY THE SECURITIES.  ANY TRANSFEREE OF THIS NOTE SHOULD CAREFULLY REVIEW THE TERMS OF THIS NOTE, INCLUDING SECTION 3(d) HEREOF.  THE PRINCIPAL AMOUNT REPRESENTED BY THIS NOTE MAY BE LESS THAN THE AMOUNTS SET FORTH ON THE FACE HEREOF PURSUANT TO SECTION 3(d) HEREOF.

SENIOR SECURED NOTE

           , 200

Note No.:[ ]	$[ ]

FOR VALUE RECEIVED, AVERION INTERNATIONAL CORP., a Delaware corporation (the “Company”), hereby promises to pay to the order of                                          or its permitted assigns (the “Holder”) the principal amount of [              ] Dollars ($[                 ]) when due, whether upon maturity, acceleration, redemption or otherwise, and to pay interest (“Interest”) on the unpaid principal balance hereof on each Interest Payment Date (as defined in Section 2) and upon maturity, or earlier upon acceleration or prepayment pursuant to the terms hereof, at the Applicable Interest Rate (as defined in Section 2).  Interest on this Note payable on each Interest Payment Date and upon maturity, or earlier upon acceleration or prepayment pursuant to the terms hereof, shall accrue from the Issuance Date (as defined in Section 2) and shall be computed on the basis of a 365-day year and actual days elapsed.  The obligations under this Note shall be senior in right of payment to all other indebtedness of the Company.

(1)           Payments of Principal and Interest.  All payments under this Note shall be made in lawful money of the United States of America by wire transfer of immediately available funds to such account as the Holder may from time to time designate by written notice in accordance with the provisions of this Note.  Interest on the Principal shall be paid quarterly in arrears on each Interest Payment Date for the Interest Amount that accrued in the calendar quarter immediately preceding each such Interest Payment Date.  Whenever any amount expressed to be due by the terms of this Note is due on any day that is not a Business Day (as defined in Section

2), the same shall instead be due on the next succeeding day that is a Business Day.  This Note and all Other Notes (as defined in Section 2) is issued by the Company pursuant to the Securities Purchase Agreement (as defined in Section 2) on the Closing Date and all notes issued in exchange or substitution therefor or replacement or addition thereof are collectively referred to in this Note as the “Notes.”

(2)           Certain Defined Terms.  Each capitalized term used in this Note, and not otherwise defined, shall have the meaning ascribed thereto in the Securities Purchase Agreement, dated as of October 31, 2007, pursuant to which this Note was originally issued (as such agreement may be amended, restated, supplemented or modified from time to time as provided therein, the “Securities Purchase Agreement”).  For purposes of this Note, the following terms shall have the following meanings:

(a)           “Applicable Interest Rate” means the Interest Rate, or, for so long as an Event of Default shall have occurred and be continuing, the Default Rate.

(b)           “Backlog” means, as of any date, the aggregate amount of anticipated net services Revenue that is reasonably expected to be earned by the Company and its Subsidiaries after such date pursuant to projects not then completed which have been authorized by clients pursuant to written agreements and letters of intent that have been entered into in writing by the Company and the Subsidiaries, on the one hand, and clients, on the other, thereof on or prior to such date (which, for the avoidance of doubt, excludes any Revenue actually earned and recognized under such agreements and letters of intent on or prior to such date determined on a consistent basis); provided, however, that such backlog of a Subsidiary that is not a wholly-owned Subsidiary shall only be recognized on the percentage amount of the Company’s or its wholly-owned Subsidiaries’ percentage ownership of the capital stock of such Subsidiary.

(c)           “Business Day” means any day other than Saturday, Sunday or other day on which commercial banks in the city of New York are authorized or required by law to remain closed.

(d)           “Cash Default” means that, as of any date of determination, the Cash and Cash Equivalents are less than the Required Cash Amount.

(e)           “Cash and Cash Equivalents” means the Company’s and the Subsidiaries’ aggregate (I) cash, (II) certificates of deposit or time deposits, having in each case a tenor of not more than six (6) months, issued by any United States commercial bank and any non-United States commercial bank, and (III) money market funds, provided that substantially all of the assets of such funds consist of securities of the type described in clauses (I) or (II) immediately above, all as determined in accordance with GAAP applied on a consistent basis; provided, however, that such cash and cash equivalents of a Subsidiary that is not a wholly-owned Subsidiary shall only be recognized in the percentage amount of the Company’s or its wholly-owned Subsidiaries’ percentage ownership of the capital stock of such Subsidiary.

(f)            “Change of Control”  means (i) the consolidation, merger or other business combination of the Company with or into another Person (other than (A) a consolidation, merger or other business combination in which holders of the Company’s voting power immediately prior to the transaction continue after the transaction to hold, directly or indirectly, a majority of the combined voting power of the surviving entity or entities entitled to vote generally for the election of a majority of the members of the board of directors (or their equivalent if other than a corporation) of such entity or entities, or (B) pursuant to a migratory merger effected solely for the purpose of changing the jurisdiction of incorporation of the Company); (ii) the sale or transfer of all or substantially all of the Company’s assets (including, for the avoidance of doubt, the sale of all or substantially all of the assets of the Subsidiaries in the aggregate); (iii) the consummation of a purchase, tender or exchange offer made to and accepted by the holders of more than the 50% of the outstanding Common Stock; (iv) the adoption of a plan relating to the Company’s liquidation or dissolution; (v) the first day on which the majority of the members of the Board of Directors of the Company are not Continuing Directors; or (vi) the date that any one Person or group (as that term is interpreted under the rules and regulations promulgated under Section 13(d) of the Exchange Act), other than Excluded Person(s) (as defined below), beneficially owns (as defined in Rules 13d-3 and 13d-5 promulgated under the Exchange Act), directly or indirectly, stock of the Company that, together with the stock then held by such Person or group, constitutes more than forty percent (40%) of the outstanding voting stock of the Company or other voting stock into which the Company’s voting stock is reclassified, consolidated, exchanged or changed, measured by voting power rather than number of shares.  The term “Excluded Person(s)” means (A) any officer or director of the Company as of the date hereof, (B) an underwriter temporarily holding securities pursuant to an offering of such securities, (C) any Person or group that beneficially owns in excess of forty percent (40%) of the outstanding voting stock of the Company on the date hereof, or (D) a corporation owned, directly or indirectly, by the stockholders of the Company in substantially the same proportions as their ownership of stock in the Company.

(g)           “Collateral Agent” shall have the meaning ascribed to such term in the Security Agreement.

(h)           “Common Stock” means (A) the Company’s common stock, $0.001 par value per share, and (B) any capital stock resulting from a reclassification of such common stock.

(i)            “Consolidated Net Income (or Deficit)” means, for any period, the net income (or deficit) of the Company and the Subsidiaries on a consolidated basis for such period, determined in accordance with GAAP, consistently applied, after eliminating therefrom all extraordinary items of income or loss.

(j)            “Continuing Directors” means, as of any date of determination, any member of the Board of Directors of the Company who (1) was a member of such Board of Directors on the Issue Date; or (2) was nominated for election or elected to such Board of Directors with the approval of a majority of the continuing directors who were members of such Board of Directors at the time of such nomination or election.

(k)           “Default Rate” means the per annum interest rate equal to the sum of (i) the Interest Rate plus (ii) two percent (2.0%) (i.e., 200 basis points).

(l)            “Dollars” or “$” means United States Dollars.

(m)          “EBITDA” means, for any period, an amount equal to the sum of (a) Consolidated Net Income (or Loss) for such period, plus (b) without duplication and only to the extent deducted in computing Consolidated Net Income (or Loss) for such period (and, for the avoidance of doubt, excluding the percentage of any amount referred to below in this paragraph of any non-wholly-owned Subsidiary that equals the percentage of the equity of such Subsidiary that is not owned by the Company or its wholly-owned Subsidiaries), (i) interest expense (including all interested imputed on Capital Lease Obligations of the Company and the Subsidiaries in accordance with GAAP and capitalized interest), deferred financing costs and commitment fees (but excluding closing costs) for the Company and the Subsidiaries for such period, (ii) federal, state, local and other income and franchise tax expense of the Company and the Subsidiaries for such period, (iii) depreciation expense of the Company and the Subsidiaries for such period, (iv) amortization expense of the Company and the Subsidiaries for such period, (v) non-cash charges that result from any write-downs of the Staffing Services Notes (as defined hereinafter) (excluding non-cash charges in the ordinary course of business that constitute an accrual of or reserve for cash charges in a future period) of the Company and the Subsidiaries for such period (provided that any cash payments in a future period in respect of such charges shall reduce EBITDA in such period so long as such charges described in this clause (v) do not result in a cash charge in a future period all as determined on a consolidated basis in accordance with GAAP consistently applied and disclosed in the Company’s most recently filed Periodic Report and (vi) stock compensation expenses recorded in accordance with SFAS No. 123R, and minus (c) without duplication and only to the extent included in computing Consolidated Net Income (or Loss) for such period, any non-cash gains of the Company and the Subsidiaries for such period resulting from any write-ups of the Staffing Service Notes.

(n)           “EBITDA Ratio” means, as of any date, the quotient of (i) the annualized EBITDA of the Company and the Subsidiaries for the six-month period ending on such date, divided by (ii) the Total Outstanding Debt as of such date.

(o)           “Excluded Taxes” means, with respect to the Holder, or any other recipient of payment to be made by or on account of any obligations of the Company or any of the Subsidiaries under the Notes, the Securities Purchase Agreement or any other Transaction Document, income or franchise taxes imposed on (or measured by) such recipient’s net income by the United States of America or such other jurisdiction under the laws of which such recipient is organized or its principal offices are located.

(p)           “Financial Covenant Test Failure” means that, as of any date of determination, (A) the Revenue Ratio is less than the Required Revenue Ratio; (B) the Net Book-to-Bill Ratio is less than the Required Net Book-to-Bill Ratio, (C) the EBITDA Ratio is less than the Required EBITDA Ratio, or (D) the Cash and Cash Equivalents are less than the Required Cash Amount.

(q)           “Financial Covenant Test Failure Amount” means that, in the event that there is a Financial Covenant Test Failure, as of the date of any determination, an amount equal to the greatest of:

(i)            the product of (A) the result of (I) one (1) minus (II) the quotient of the Revenue Ratio as of such date, divided by the Required Revenue Ratio as of such date, multiplied by (B) the aggregate outstanding principal amount of all Notes then outstanding;

(ii)           the product of (A) the result of (I) one (1) minus (II) the quotient of the Net Book-to-Bill Ratio as of such date, divided by the Required Net Book-to-Bill Ratio as of such date, multiplied by (B) the aggregate outstanding principal amount of all Notes then outstanding; and

(iii)          the product of (A) the result of (I) one (1) minus (II) the quotient of the EBITDA Ration as of such date, divided by the Required EBITDA Ratio as of such date, multiplied by (B) the aggregate outstanding principal amount of all Notes then outstanding.

(r)            “Governmental Authority” means the government of the United States of America or any other nation, or any political subdivision thereof, whether state, provincial or local, or any agency, authority, instrumentality, regulatory body, court, central bank or other entity exercising executive, legislative, judicial, taxing, regulatory or administration powers or functions of or pertaining to government over the Company or any of the Subsidiaries, or any of their respective properties, assets or undertakings.

(s)           “Indemnified Taxes” means Taxes other than Excluded Taxes.

(t)            “Interest Amount” means as of any date, with respect to any Principal, all accrued and unpaid Interest (including any Interest at the Default Rate) on such Principal through and including such date.

(u)           “Interest Payment Date” means the last Business Day of each calendar quarter, beginning with the calendar quarter that commenced on October 1, 2007, through and including the last calendar quarter that commences prior to the Maturity Date.

(v)           “Interest Rate” shall mean (i) for the period commencing on the Closing Date and ending on the first anniversary thereafter, three percent (3%) per annum during such period; (ii) for the period commencing on the first anniversary of the Closing Date and ending on the second anniversary of the Closing Date, ten percent (10%) per annum during such period; and (iii) for the period commencing on the second anniversary of the Closing Date and ending on the third anniversary of the Closing Date, fifteen percent (15%) per annum during such period.

(w)          “Issuance Date” means the original date of issuance of this Note pursuant to the Securities Purchase Agreement, regardless of any exchange or replacement hereof.

(x)            “Maturity Date” means October 31, 2010, unless such date is not a Business Day, in which case “Maturity Date” shall mean the first Business Day following October 31, 2010.

(y)           “Net Authorizations” means, for any period, the result of (I) the Backlog as of the last day of such period, minus (II) the Backlog as of the day immediately preceding the beginning of such period, plus Revenue for such period; provided that, if such result is less than zero (0), “Net Authorization” shall mean zero (0).

(z)            “Net Book-to-Bill Ratio” means, as of any date, the quotient of (i) the Net Authorizations for the 12-month period ending on such date, divided by (ii) the Revenue for such period.

(aa)         “Notes” means this Note and the Other Notes.

(bb)         “Other Notes” means all of the senior secured notes, other than this Note, that have been issued by the Company pursuant to the Securities Purchase Agreement and all notes issued in exchange or substitution therefor, addition thereto or replacement thereof.

(cc)         “Person” means an individual, a limited liability company, a partnership, a joint venture, a corporation, a trust, an unincorporated organization or a government or any department or agency thereof or any other legal entity.

(dd)         “Prepayment Notice” means a written notice from the Company to the Holder indicating the Company’s election to prepay a specified amount of Principal, together with the applicable Interest Amount and Prepayment Premium with respect thereto on the applicable Prepayment Date.

(ee)         “Principal” means the outstanding principal amount of this Note as of any date.

(ff)           “Pro Rata Financial Covenant Test Failure Amount” means, as of the date of any determination, an amount equal to the product of (A) a fraction, of which the numerator is the outstanding Principal as of such date, and of which the denominator is the aggregate outstanding principal amount of all Notes as of such date, multiplied by (B) the Financial Covenant Test Failure Amount.

(gg)         “Required EBITDA Ratio” means, with respect to any date set forth below, the EBITDA Ratio set forth below opposite such date:

Date	Ratio
June 30, 2008	0.05
September 30, 2008	0.05
December 31, 2008	0.15
March 31, 2009	0.25
June 30, 2009	0.25
September 30, 2009	0.30
December 31, 2009	0.30
March 31, 2010, and the last day of each calendar quarter thereafter until Maturity	0.35

(hh)         “Required Cash Amount” means (i) $10 million in Cash and Cash Equivalents on March 31, 2009 and on the last day of each calendar quarter thereafter through

(and including) March 31, 2010; and (ii) $13 million in Cash and Cash Equivalents on June 30, 2010 and on the last day of each calendar quarter thereafter until Maturity.

(ii)           “Required Net Book-to-Bill Ratio” means, with respect to any date set forth below, the Net Book-to-Bill Ratio set forth below opposite such date:

Date	Ratio
June 30, 2008	1.05
September 30, 2008	1.10
December 31, 2008	1.10
March 31, 2009	1.15
June 30, 2009	1.15
September 30, 2009	1.20
December 31, 2009, and the last day of each calendar quarter thereafter until Maturity	1.20

(jj)           “Required Revenue Ratio” means, with respect to any date set forth below, the Revenue Ratio set forth below opposite such date.

Date	Ratio
June 30, 2008	2.00
September 30, 2008	2.00
December 31, 2008	2.25
March 31, 209	2.75
June 30, 2009	2.75
September 30, 2009, and the last day of each calendar quarter thereafter until Maturity	3.25

(kk)         “Revenue” means, for any period, the consolidated net services revenue of the Company and the Subsidiaries on a consolidated basis for such period, determined in accordance with GAAP, consistently applied; provided, however, that the net services revenues of a Subsidiary that is not a wholly-owned Subsidiary shall only be recognized in the percentage amount of the Company or its wholly-owned Subsidiaries’ percentage ownership of the capital stock of such Subsidiary.

(ll)           “Revenue Ratio” means, as of any date, the quotient of (i) the annualized Revenue for the six-month period ending on such date, divided by (ii) the Total Outstanding Debt as of such date.

(mm)       “SEC” means the U.S. Securities and Exchange Commission, or any successor thereto.

(nn)         “Staffing Services Notes” means (i) those certain promissory notes, dated October 3, 2007, in the aggregate original principal amount of $1,570,000, issued to the Company by IT&E, Inc. as partial consideration for the Company’s sale of the assets of its staffing services business segment thereto; and (ii) the deferred payment of Two Hundred Fifty Thousand Dollars ($250,000) payable over time to the Company in connection with the Company’s sale of the assets of its staffing services business segment.

(oo)         “Total Outstanding Debt” means, as of any date, the total outstanding Indebtedness for borrowed money (including Capital Lease Obligations and letters of credit outstanding) of the Company and the Subsidiaries as of such date; provided, however, that there shall be excluded from such amount those portions of the principal amounts of the Millennix Note, Hesperion Notes and the Lavin Notes that are due and payable after the Maturity Date.

(pp)         “U.S.” means the United States of America.

(3)           Principal Payments.

(a)           Optional Early Principal Prepayments.

(i)    General.  The Company shall have the right at any time not less than five (5) Business Days following the receipt by Holder of a Prepayment Notice from the Company, to voluntarily prepay this Note (an “Optional Prepayment”), in whole or in part, for an amount in cash equal to the sum of (A) the Principal then being prepaid pursuant to this Section 3(a), (B) the Interest Amount with respect to such Principal as of the applicable prepayment date (the “Optional Prepayment Date”), and (C) all other accrued and unpaid Interest as of the Optional Prepayment Date (together, the “Prepayment Amount”); provided, however, that the Company may not take such action unless it simultaneously takes the same action with respect to the same percentage of the outstanding principal amount of each outstanding Other Note.

(ii)   Mechanics of Optional Prepayments.  If the Company has delivered a Prepayment Notice in accordance with Section 3(a)(i), then the Company shall pay to the Holder the Prepayment Amount in cash by wire transfer of immediately available funds to an account designated by the Holder.

(b)           Mandatory Prepayment Upon Financial Covenant Test Failure.

(i)    On the twentieth (20th) day following each calendar quarter, the Company shall deliver to the Holder, by facsimile, electronic mail, PDF or overnight courier, a certificate executed by its principal financial officer (an “Officer’s Certificate”) (1) setting forth the Revenue Ratio, the Net Book-to-Bill Ratio, the EBITDA Ratio, and the Cash and Cash Equivalents and any Financial Covenant Test Failure Amount or Cash Default as of the last day of the immediately preceding calendar quarter, (2) if there is no Financial Covenant Test Failure or Cash Default disclosed therein, certifying that there was no Financial Covenant Test Failure or Cash Default as of the last day of the immediately preceding calendar quarter, and (3) if there was a Financial Covenant Test Failure as of the last day of the immediately preceding calendar quarter, certifying as to the Holder’s Pro Rata Financial Covenant Test Failure Amount as

of the last day of the immediately preceding calendar quarter.  Upon the occurrence of any Financial Covenant Test Failure, the Company shall immediately prepay, without demand or notice by the Holder, by wire transfer of immediately available funds to such account as the Holder may from time to time designate, an amount equal to the Holder’s Pro Rata Financial Covenant Test Failure Amount.

(ii)   In the case of a bona fide dispute as to the determination of the Revenue Ratio, the Net Book-to-Bill Ratio, the EBITDA Ratio, or the amount of the Cash and Cash Equivalents or the arithmetic calculation of any Financial Covenant Test Failure Amount, the Company shall pay any amount that is not disputed and shall transmit an explanation of the disputed determinations or arithmetic calculations to the Holder via facsimile within two (2) Business Days of the occurrence of the dispute, with a copy to the holders of all Other Notes.  If the Holder and the Company are unable to agree upon the determination of the Revenue Ratio, the Net Book-to-Bill Ratio, the EBITDA Ratio, or the amount of the Cash and Cash Equivalents or the arithmetic calculation of any Financial Covenant Test Failure Amount within two (2) Business Days of such disputed determination or arithmetic calculation being transmitted to the Holder, then the Company shall promptly (and in any event within five (5) Business Days) submit, via facsimile or electronic mail, the disputed determination of the Revenue Ratio, the Net Book-to-Bill Ratio, the EBITDA Ratio, or the amount of the Cash and Cash Equivalents or the arithmetic calculation of the Financial Covenant Test Failure Amount to an independent, registered certified public accounting firm, agreed to by the Company and the holders of the Notes representing at least two-thirds (2/3) of the aggregate principal amounts of the Notes then outstanding as to which such determination is being made.  The Company shall direct such accounting firm to perform the determinations or calculations, as the case may be, and notify the Company and the Holder of the results no later than two (2) Business Days from the time such accounting firm receives the disputed determinations or calculations.  Such accounting firm’s determination or calculation, as the case may be, shall be binding upon all parties absent manifest error.  The fees and expenses incurred in connection with any accounting firm’s services in connection with this Section shall be borne by (i) if there is no discrepancy between the determinations of the Revenue Ratio, the Net Book-to-Bill Ratio, the EBITDA Ratio, or the amount of the Cash and Cash Equivalents or the arithmetic calculation of any Financial Covenant Test Failure Amount initially provided by the Company and those provided by the accounting firm, then the Holders shall ratably be responsible for all such costs and expenses; (ii) if the amount of any discrepancy between the determinations of the Revenue Ratio, the Net Book-to-Bill Ratio, the EBITDA Ratio, or the amount of the Cash and Cash Equivalents or the arithmetic calculation of any Financial Covenant Test Failure Amount initially provided by the Company and those provided by the accounting firm are less than five percent (5%) in the aggregate, then the Company, on the one hand, and the Holders, on the other hand, shall share equally in all such costs and expenses; and (iii) if the amount of any discrepancy between the determinations of the Revenue Ratio, the Net Book-to-Bill Ratio, the EBITDA Ratio, or the amount of the Cash and Cash Equivalents or the arithmetic calculation of any Financial Covenant Test Failure Amount initially provided by the Company and those provided by the accounting firm are more than five percent (5%), then the Company shall be responsible for all such costs and expenses.

(c)           Mandatory Payment by the Company on Maturity Date.  If any Principal remains outstanding on the Maturity Date, then the Holder shall surrender this Note, duly endorsed for cancellation to the Company, and such Principal shall be redeemed by the Company as of the Maturity Date by payment on the Maturity Date to the Holder, by wire transfer of immediately available funds, of an amount equal to the sum of 100% of such Principal and the accrued and unpaid Interest Amount with respect to such Principal as of the Maturity Date.

(d)           Surrender of Note.  Notwithstanding anything to the contrary set forth in this Note, upon any prepayment of this Note in accordance with its terms, the Holder shall not be required to physically surrender this Note to the Company unless all of the Principal is being repaid and the related Interest Amount and all other obligations payable under this Note (including any applicable Prepayment Premium) have been paid in full.  The Holder and the Company shall maintain records showing the Principal repaid and the date(s) of such repayments or shall use such other method, reasonably satisfactory to the Holder and the Company, so as not to require physical surrender of this Note upon each such repayment.  The Holder and any assignee, by acceptance of this Note, acknowledge and agree that, by reason of the provisions of this paragraph, following partial repayment of any portion of this Note, the Principal of this Note may be less than the principal amount stated on the face hereof.

(4)           Interest Payment.  Interest shall be payable in cash on each Interest Payment Date, to the record holder of this Note on such Interest Payment Date.

(5)           Defaults and Remedies.

(a)           Events of Default.  An “Event of Default” shall mean any of:  (i) default in payment of any Principal amount due under this Note when and as due or default in payment of any Interest Amount due under this Note when and as due, and in the case of Interest, such default continues for a period of at least ten (10) days; (ii) failure by the Company for ten (10) Business Days to comply with any other provision of this Note in all material respects; (iii) the Company or any of the Subsidiaries pursuant to or within the meaning of any Bankruptcy Law (as defined below); (A) commences a voluntary case or applies for a receiving order; (B) consents to the entry of an order for relief against it in an involuntary case or consents to any involuntary application for a receiving order; (C) consents to the appointment of a Custodian of it or any of the Subsidiaries for all or substantially all of its property; (D) makes a general assignment for the benefit of its creditors; or (E) admits in writing that it is generally unable to pay its debts as the same become due; (iv) an involuntary case or other proceeding is commenced directly against the Company or any of the Subsidiaries seeking liquidation, reorganization or other relief with respect to it or its Indebtedness under any Bankruptcy Law now or hereafter in effect or seeking the appointment of a trustee, receiver, liquidator, custodian or other similar official of it or any substantial part of its property, and such involuntary case or other Bankruptcy Law proceeding remains undismissed and unstayed for a period of forty-five (45) days, or an order of relief is entered against the Company as debtor under the Bankruptcy Laws as are now or hereafter in effect; (v) the Company or any of the Subsidiaries breaches any covenant or other term or condition of any Transaction Document, except, in the case of a breach of a covenant or other term that is curable, only if such breach continues for a period of at least ten (10) Business Days after written notice to the Company thereof; (vi) one or more judgments, non-interlocutory orders or decrees shall be entered by a U.S. state or federal or a foreign court or administrative agency of competent jurisdiction against the Company or any of the Subsidiaries involving, in the aggregate, a liability (to the extent not covered by independent third-party insurance) as to any single or related series of transactions, incidents or conditions, of $250,000 or more, and the same shall remain unsatisfied, unvacated, unbonded or unstayed pending appeal for a period of forty-five (45) days after the entry thereof; (vii) any Lien created by any of the Security Documents shall at any time fail to constitute a valid and perfected first priority Lien on all of the Collateral purported to be secured thereby and the same is not cured within ten (10) Business Days of any such failure; (viii) there shall occur a Change of Control; or (ix) there occurs with respect to any issue or issues of Indebtedness of the Company or any Subsidiary having an outstanding amount of $250,000 or more in the aggregate, whether such Indebtedness exists on the Issue Date or shall thereafter be created, an event of default that permits the holder thereof to declare such Indebtedness to be due and payable prior to its stated maturity.  The term “Bankruptcy Law” means Title 11, U.S. Code, or any similar U.S. federal or state law or law of any applicable foreign government or political subdivision thereof for the relief of debtors.  The term “Custodian” means any receiver, trustee, assignee, liquidator or similar official under any Bankruptcy Law.  Within five (5) Business Days after the occurrence of any Event of Default or of any event that upon notice or the passage of time would become an Event of Default, the Company shall deliver written notice thereof to the Holder.

(b)           Remedies.  If an Event of Default occurs and is continuing, the Holder may declare all or any portion of this Note, including any or all amounts due hereunder, to be due and payable immediately, except that in the case of an Event of Default arising from events described in clauses (iii) and (iv) of Section 5(a) above, all amounts due hereunder shall immediately become due and payable without further action or notice.  In addition to any remedy the Holder may have under this Note, the Security Documents and the other Transaction Documents, such unpaid amounts shall bear interest at the Default Rate.  Nothing in this Section 5 shall limit any other rights the Holder may have under this Note, the Security Documents or the other Transaction Documents.

(6)           Vote to Change the Terms of the Notes.  The written consent of the Company and the holders of Notes representing at least two thirds (2/3) of the aggregate principal amount of the Notes then outstanding shall be required in order to affect any amendment, waiver or other modification of this Note.  Any amendments hereto or waiver or modifications of the provisions hereof shall bind and benefit Holder and its respective permitted successors and assigns; provided, that, no such amendment, waiver or modification shall, without the consent of the holders of all of the Notes affected thereby, change the Maturity of any Note or reduce the principal amount thereof or the rate of interest thereon; modify any provisions of this Section 6; adversely affect the ranking, or with respect to collateral, the priority or security, of any Note; adversely affect the right of repayment of any Note, at the option of the holder or otherwise; or impair the right to institute suit for the enforcement of any Note.

(7)           Lost or Stolen Notes.  Upon receipt by the Company of evidence reasonably satisfactory to the Company of the loss, theft, destruction or mutilation of this Note, and, in the case of loss, theft or destruction, of an indemnification undertaking by the Holder to the Company in customary form and reasonably satisfactory to the Company and, in the case of mutilation, upon surrender and cancellation of this Note, the Company shall execute and deliver a new Note of like tenor and date.

(8)           Remedies, Characterizations, Other Obligations, Breaches and Injunctive Relief.  The remedies provided in this Note shall be cumulative and in addition to all other remedies available under the Securities Purchase Agreement, the Security Documents and the other Transaction Documents, at law or in equity (including a decree of specific performance and/or other injunctive relief), and no remedy contained herein shall be deemed a waiver of compliance with the provisions giving rise to such remedy, and nothing herein shall limit the Holder’s right to pursue actual damages for any failure by the Company to comply with the terms of this Note.  The Company covenants to the Holder that there shall be no characterization concerning this instrument other than as expressly provided herein.  Amounts set forth or provided for herein with respect to payments and the like (and the computation thereof) shall be the amounts to be received by the Holder and shall not, except as expressly provided herein, be subject to any other obligation of the Company (or the performance thereof).  The Company acknowledges that a breach by it of its obligations hereunder will cause irreparable harm to the Holder and that the remedy at law for any such breach may be inadequate.  The Company therefore agrees that, in the event of any such breach or threatened breach, the Holder shall be entitled, in addition to all other available remedies, to an injunction restraining any breach, without the necessity of showing economic loss and without any bond or other security being required.

(9)           Specific Shall Not Limit General; Construction.  No specific provision contained in this Note shall limit or modify any more general provision contained herein.  This Note shall be deemed to be jointly drafted by the Company and the Buyers pursuant to the Securities Purchase Agreement and shall not be construed against any person as the drafter hereof.

(10)         Failure or Indulgence Not Waiver.  No failure or delay on the part of the Holder in the exercise of any power, right or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such power, right or privilege preclude other or further exercise thereof or of any other right, power or privilege.

(11)         Notice.  Whenever notice is required to be given under this Note, unless otherwise provided herein, such notice shall be given in accordance with Section 9(f) of the Securities Purchase Agreement.

(12)         Transfer of this Note.  The Holder may assign or transfer some or all of its rights hereunder, subject to compliance with applicable Securities Laws (if applicable) and the provisions of Section 2(f) of the Securities Purchase Agreement upon prior written notice to the Company.  Notwithstanding anything to the contrary contained in this Section 12, each such assignee or transferee, upon becoming a Holder hereunder, acknowledges that it is bound by the terms and conditions of Section 5.12 of the Security Agreement and agrees to, promptly upon the request of the Collateral Agent, deliver to Collateral Agent a written Joinder to the Security Agreement and other Security Documents.

(13)         Payment of Collection, Enforcement and Other Costs.  Without limiting the provisions of the Securities Purchase Agreement, the Security Documents and the other Transaction Documents, if (a) this Note is placed in the hands of an attorney for collection or enforcement or is collected or enforced through any legal proceeding; or (b) an attorney is retained to represent the Holder in any bankruptcy, reorganization, receivership of the Company or other proceedings affecting Company creditors’ rights and involving a claim under this Note, then the Company shall pay the costs incurred by the Holder for such collection, enforcement or action, including reasonable attorneys’ fees and disbursements.

(14)         Cancellation.  After all principal and other amounts at any time owed under this Note have been paid in full in accordance with the terms hereof, this Note shall automatically be deemed canceled, shall be surrendered to the Company for cancellation and shall not be reissued.

(15)         Note Exchangeable for Different Denominations.  Subject to Section 3(e), in the event of an optional, mandatory or scheduled payment of less than all of the Principal pursuant to the terms hereof, the Company shall, upon the request of Holder and tender of this Note promptly cause to be issued and delivered to the Holder, a new Note of like tenor representing the remaining Principal that has not been so repaid.  This Note is exchangeable, upon the surrender hereof by the Holder at the principal office of the Company, for a new Note or Notes containing the same terms and conditions and representing in the aggregate the Principal, and each such new Note will represent such portion of such Principal as is designated by the Holder at the time of such surrender.  The date the Company initially issued this Note shall be the “Issuance Date” hereof regardless of the number of times a new Note shall be issued.

(16)         Taxes.

(a)           Payments Free of Taxes.  Any and all payments by or on account of any obligation of the Company or any of the Subsidiaries under this Note, the Securities Purchase Agreement, the Security Documents or any other Transaction Document shall be made without any set-off, counterclaim or deduction and free and clear of and without deduction for any Indemnified Taxes; provided that if the Company or any of the Subsidiaries shall be required to deduct any Indemnified Taxes from such payments, then (i) the sum payable shall be increased as necessary so that after making all required deductions (including deductions applicable to additional sums payable under this Section 16(a)), the Holder receives an amount equal to the sum it would have received had no such deductions been made, (ii) the Company or the applicable Subsidiary shall make such deductions and (iii) the Company or the applicable Subsidiary as applicable shall pay the full amount deducted to the relevant Governmental Authority in accordance with applicable law.

(b)           Indemnification by the Company.  The Company shall indemnify the Holder, within ten (10) days after written demand therefor, for the full amount of any Indemnified Taxes paid by the Holder, on or with respect to any payment by or on account of any obligation of the Company or any of the Subsidiaries under the Notes, the Securities Purchase Agreement, the Security Documents or any of the other Transaction Documents (including Indemnified Taxes imposed or asserted on or attributable to amounts payable under this Section 16) and any penalties, interest and reasonable expenses arising therefrom or with respect thereto, whether or not such Indemnified Taxes were correctly or legally imposed or asserted by the relevant Governmental Authority.  A certificate of the Holder as to the amount of such payment or liability under this Section 16 shall be delivered to the Company and shall be conclusive absent manifest error.

(17)         Waiver of Notice.  To the extent permitted by law, the Company hereby waives demand, notice, protest and all other demands and notices in connection with the delivery,

acceptance, performance, default or enforcement of this Note, the Security Documents, the Securities Purchase Agreement and the other Transaction Documents.

(18)         Governing Law.  This Note shall be construed and enforced in accordance with, and all questions concerning the construction, validity, interpretation and performance of this Note shall be governed by, the internal laws of the State of New York, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of New York or any other country or jurisdiction) that would cause the application of the laws of any jurisdiction or country other than the State of New York.  Each party hereby irrevocably submits to the non-exclusive jurisdiction of the state and federal courts sitting in the City of New York, borough of Manhattan, for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein, and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is brought in an inconvenient forum or that the venue of such suit, action or proceeding is improper.  Each party hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof by registered or certified U.S. mail, return receipt requested, or by a nationally recognized overnight delivery service, to such party at the address for such notices to it under this Note and agrees that such service shall constitute good and sufficient service of process and notice thereof.  Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law.  Notwithstanding the foregoing, the Holder may enforce its rights or remedies in any other jurisdiction.  EACH PARTY HEREBY IRREVOCABLY WAIVES ANY RIGHT IT MAY HAVE, AND AGREES NOT TO REQUEST, A JURY TRIAL FOR THE ADJUDICATION OF ANY DISPUTE HEREUNDER OR IN CONNECTION HEREWITH OR ARISING OUT OF THIS NOTE OR ANY TRANSACTION CONTEMPLATED HEREBY.

(19)         Further Assurances.  The Company shall do and perform, or cause to be done and performed, all such further acts and things, and shall execute and deliver all such other agreements, certificates, instruments and documents, as the Holder may reasonably request in order to carry out the intent and accomplish the purposes of this Note and the consummation of the transactions contemplated hereby.

(20)         Payment Set Aside.  To the extent that the Company makes a payment or payments to the Holder hereunder or the Holder enforces or exercises its rights hereunder, and such payment or payments or the proceeds of such enforcement or exercise or any part thereof are subsequently invalidated, declared to be fraudulent or preferential, set aside, recovered from, disgorged by or are required to be refunded, repaid or otherwise restored to the Company, by a trustee, receiver or any other person under any law (including any Bankruptcy Law, U.S. state or federal law, the laws of any foreign government or any political subdivision thereof, common law or equitable cause of action), then to the extent of any such restoration the obligation or part thereof originally intended to be satisfied shall be revived and continued in full force and effect as if such payment had not been made or such enforcement or setoff had not occurred.

(21)         Interpretative Matters.  Unless the context otherwise requires, (a) all references to Sections, Schedules or Exhibits are to Sections, Schedules or Exhibits contained in or attached to this Note, (b) words in the singular or plural include the singular and plural and pronouns stated

in either the masculine, the feminine or neuter gender shall include the masculine, feminine and neuter and (c) the use of the word “including” in this Note shall be by way of example rather than limitation.

(22)         Signatures.  In the event that any signature to this Note or any amendment hereto is delivered by facsimile transmission or by e-mail delivery of a “.pdf” format data file, such signature shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) with the same force and effect as if such facsimile or “.pdf” signature page were an original thereof.  Notwithstanding the foregoing, the Company shall be required to deliver an originally executed Note to the Holder.  At the request of any party each other party shall promptly re-execute an original form of this Note or any amendment hereto and deliver the same to the other party.  No party hereto shall raise the use of a facsimile machine or e-mail delivery of a “.pdf” format data file to deliver a signature to this Note or any amendment hereto or the fact that such signature was transmitted or communicated through the use of a facsimile machine or e-mail delivery of a “.pdf” format data file as a defense to the formation or enforceability of a contract and each party hereto forever waives any such defense.

[ Remainder of Page Intentionally Left Blank; Signature Page Follows ]

IN WITNESS WHEREOF, the Company has caused this Note to be executed on its behalf by the undersigned as of the year and date first above written.

AVERION INTERNATIONAL CORP.,
a Delaware corporation

By:
Name: Christopher Codeanne
Title: Chief Financial Officer

[Signature page to Senior Secured Note]